

May 31, 2013

Via E-mail
Mr. W. Anderson Bishop
Chief Financial Officer
Hallador Energy Company
1660 Lincoln Street, Suite 2700
Denver, Colorado 80264-2701

Re: **Hallador Energy Company**
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed March 7, 2013
        Responses dated May 3, 2013 and May 21, 2013
        File: No. 001-34743

Dear Bishop:

We have reviewed your responses and the supplemental materials provided and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to comment 2 in which you describe the title review process you use to confirm your property and mineral rights. Please include a similar discussion in your filings describing this review/evaluation process. In the event you wish to address this comment prospectively, please include a draft paragraph or page of your proposed discussion to be included in your future filings.

2.   We reviewed your response to comment 3 as disclosed in your Form 10-Q for the period ending March 31, 2013. Please confirm you will include this information and add the mine specific BTU and sulfur quality or content to your reserve tables in your future filings.

3.   We note your response to comment 4 indicating that you believe that your present disclosure is adequate. Please add additional disclosure to your filing regarding your permit requirements and costs under the Surface Mining Control and Reclamation Act in

your reclamation section. Additional disclosure regarding your permits and obligations concerning the National Pollutant Discharge Elimination System, Source Specific Operators Agreement, Clean Water Act Sections 401, 402, and 404 would be informative. Please also include disclosure regarding the Black Lung Revenue & Reform Acts, if applicable. In the event you wish to address this comment prospectively, please include a draft paragraph or page of your proposed discussion to be included in your future filings.

4.   We note your response to comment 7 and acknowledge receipt of your sampling procedure descriptions which were included with your supplemental materials. Please include a generalized description of these procedures along with your exploration and production process descriptions in your revised filing. In the event you wish to address this comment prospectively, please include a draft paragraph or page of your proposed discussion to be included in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about these comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director